The Sourlis Law Firm

Virginia K. Sourlis, Esq., MBA*	The Galleria
Philip Magri, Esq.+	2 Bridge Avenue
Joseph M. Patricola, Esq.*+#	Red Bank, New Jersey 07701
(732) 530-9007 Fax (732) 530-9008
www.SourlisLaw.com
* Licensed in NJ	Virginia@SourlisLaw.com
+ Licensed in NY
# Licensed in DC

VIA EDGAR CORRESPONDENCE

August 12, 2009

Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street N.E.
Washington, D.C. 20005
Attn:	Daniel H. Morris, Attorney Advisor
Michelle Lacko, Staff Attorney, Corporate Finance

RE:	Smart Kids Group, Inc.
Registration Statement on Form S-1
Originally Filed September 30, 2008
File No.: 333-153294

Dear Mr. Morris and Ms. Lacko:

Below please find our responses to the Commission’s ninth comments in its letter dated August 5, 2009 (the “Comment Letter”), regarding the above-captioned Registration Statement filed by our client, Smart Kids Group, Inc., a Florida corporation (the “Company”). Per your request, our responses are keyed to the enumerated questions and comments in the Comment Letter.

Please do not hesitate to contact me if you have any questions regarding this matter.

Very truly yours,

The Sourlis Law Firm
/s/ VIRGINIA K. SOURLIS, ESQ.
Virginia K. Sourlis, Esq.

General

1.
Please provide us with a chart showing the shares issued (i) pursuant to stock subscription agreements, (ii) by Mr. Shergold in connection with the dissolution of Be Alert Bert Holdings and (iii) in the form of convertible debt. The chart should include information regarding the dates of sale and issuance, the names of the individuals involved in each transaction, the number of shares received in each transaction and whether the shares are covered by this registration.

Per SEC Comment #1, please refer to the chart below.  Please note there are no convertible securities:

SKGP Shareholders who were
Former Shareholders of Be Alert Bert Holdings, Inc.

Name:	Date of Sale:	Date of Issuance:	# SKGP Shares Issued:	Description of Issuance:	# Shares Being Registered In SKGP S-1:
Albert Rach	Feb 27/2005	Feb 27/2005	803	Former Shareholder of Be Alert Bert Holdings, Inc.	803
Allen Fefchak	Feb 5/2005	Feb 5/2005	1,340	Former Shareholder of Be Alert Bert Holdings	1,340
Barry Peterson	Mar 15/2005	Mar 15/2005	100,000	Former Shareholder of Be Alert Bert Holdings	100,000
Betty Wile	Mar 9/2005	Mar 9/2005	536	Former Shareholder of Be Alert Bert Holdings	536
Cathy Fefchak	Feb 8/2005	Feb 8/2005	1,340	Former Shareholder of Be Alert Bert Holdings	1,340
Cindy Parker	Mar 18/2005	Mar 18/2005	1,875	Former Shareholder of Be Alert Bert Holdings	1,875
Connie Elliott	Mar 9/2005	Mar 9/2005	65,345	Former Shareholder of Be Alert Bert Holdings	65,345
Connie Tomiyama	Mar 6/2005	Mar 6/2005	536	Former Shareholder of Be Alert Bert Holdings	536
Craig Tomiyama	Mar 6/2005	Mar 6/2005	270	Former Shareholder of Be Alert Bert Holdings	270
Darcy Hurst	Mar 20/2005	Mar 20/2005	270	Former Shareholder of Be Alert Bert Holdings	270
David Benson	Apr 28/2005	Apr 28/2005	250,000	Former Shareholder of Be Alert Bert Holdings	250,000
David Teshima	Mar 9/2005	Mar 9/2005	270	Former Shareholder of Be Alert Bert Holdings	270
Dennis Walter Koss	Mar 15/2005	Mar 15/2005	803	Former Shareholder of Be Alert Bert Holdings	803
Devin Elliott	Mar 14/2005	Mar 14/2005	5,360	Former Shareholder of Be Alert Bert Holdings	5,360
Diane Miller	Mar 15/2005	Mar 15/2005	2,142	Former Shareholder of Be Alert Bert Holdings	2,142
DK Leffler	Feb 5/2005	Feb 5/2005	40,000	Former Shareholder of Be Alert Bert Holdings	40,000
Douglas McIntosh	Mar 20/2005	Mar 20/2005	536	Former Shareholder of Be Alert Bert Holdings	536
Eunice Koss	Mar 14/2005	Mar 14/2005	4,020	Former Shareholder of Be Alert Bert Holdings	4,020
Gary Teshima	Mar 9/2005	Mar 9/2005	1,340	Former Shareholder of Be Alert Bert Holdings	1,340
Greg and Diane Harty	Mar 7/2005	Mar 7/2005	1,340	Former Shareholder of Be Alert Bert Holdings	1,340
H. Stephen Moore	Apr 27/2005	Apr 27/2005	200,000	Former Shareholder of Be Alert Bert Holdings	200,000
Harmon Polk	Feb 17/2005	Feb 17/2005	670	Former Shareholder of Be Alert Bert Holdings	670
Heather Palmer	Mar 14/2005	Mar 14/2005	270	Former Shareholder of Be Alert Bert Holdings	270
Hisae Price	Mar 20/2005	Mar 20/2005	270	Former Shareholder of Be Alert Bert Holdings	270

Jane Gorluik	Mar 15/2005	Mar 15/2005	1,340	Former Shareholder of Be Alert Bert Holdings	1,340
Jeffrey Koss	Mar 15/2005	Mar 15/2005	670	Former Shareholder of Be Alert Bert Holdings	670
Joyce Wood	Mar 2/2005	Mar 2/2005	803	Former Shareholder of Be Alert Bert Holdings	803
Justin Elliott	Mar 14/2005	Mar 14/2005	5,360	Former Shareholder of Be Alert Bert Holdings	5,360
Kelly Emelson	Mar 20/2005	Mar 20/2005	536	Former Shareholder of Be Alert Bert Holdings	536
Kurt Koss	Mar 14/2005	Mar 14/2005	4,020	Former Shareholder of Be Alert Bert Holdings	4,020
Leanne Koss	Mar 31/2005	Mar 31/2005	670	Former Shareholder of Be Alert Bert Holdings	670
Loren Kowalchuk	Mar 29/2005	Mar 29/2005	15,000	Former Shareholder of Be Alert Bert Holdings	15,000
Lorie Ranquest	Mar 22/2005	Mar 22/2005	723	Former Shareholder of Be Alert Bert Holdings	723
Lynne Pendergast	Mar 9/2005	Mar 9/2005	13,925	Former Shareholder of Be Alert Bert Holdings	13,925
Marian Olyan	Jun 1/2005	Jun 1/2005	75,000	Former Shareholder of Be Alert Bert Holdings	75,000
Mark/Julie Fowler	Mar 15/2006	Mar 15/2006	50,000	Former Shareholder of Be Alert Bert Holdings	50,000
Marvin Kowalchuk	Feb 17/2005	Feb 17/2005	15,000	Former Shareholder of Be Alert Bert Holdings	15,000
Nadine Koss	Mar 15/2005	Mar 15/2005	2,410	Former Shareholder of Be Alert Bert Holdings	2,410
Nancy Halliday (Koss)	Mar 15/2005	Mar 15/2005	2,142	Former Shareholder of Be Alert Bert Holdings	2,142
Pati Olson	Apr 27/2005	Apr 27/2005	100,000	Former Shareholder of Be Alert Bert Holdings	100,000
Perry Elliott	Feb 15/2005	Feb 15/2005	65,345	Former Shareholder of Be Alert Bert Holdings	65,345
Quang Tan Ngyen	Mar 15/2007	Mar 15/2007	20,000	Former Shareholder of Be Alert Bert Holdings	20,000
Shelley Fiegel	Mar 9/2005	Mar 9/2005	3,480	Former Shareholder of Be Alert Bert Holdings	3,480
Sherry Polk	Feb 17/2005	Feb 17/2005	2,010	Former Shareholder of Be Alert Bert Holdings	2,010
Shirley Elliott	Mar 9/2005	Mar 9/2005	2,142	Former Shareholder of Be Alert Bert Holdings	2,142
Tammy Lacombe	Mar 9/2005	Mar 9/2005	2,142	Former Shareholder of Be Alert Bert Holdings	2,142
Tristan Koss	Mar 15/2005	Mar 15/2005	2,410	Former Shareholder of Be Alert Bert Holdings	2,410
Vicky VanRyn	Mar 20/2005	Mar 20/2005	536	Former Shareholder of Be Alert Bert Holdings	536
		TOTALS	1,065,000

Shareholders related to the $239,600 worth of Equity Investment Stock Subscriptions ($0.10 per share)
(All investors were Non-U.S. Residents)

Name:	Date of Sale:	Date of Issuance:	# Shares Issued:	Description of Issuance:	# Shares Being Registered in SKGP S-1:
Brane Stolic	04/22/2006	Dec 27/2007	100,000	Equity Investments	100,000
Knezevic Drago	04/05/2006	Dec 27/2007	100,000	Equity Investments	100,000
Qung Tan Ngygen	04/26/2006	Dec 27/2007	25,000	Equity Investments	25,000
Thomas Ferster	06/09/2006	Dec 27/2007	50,000	Equity Investments	50,000
Doug Stephens	07/26/2007	Dec 27/2007	50,000	Equity Investments	50,000
Jim Iverson	02/15/2007	Dec 27/2007	50,000	Equity Investments	50,000
Jeanne Jansen	10/20/2007	Dec 27/2007	25,000	Equity Investments	25,000
Kellen Smith	11/13/2007	Dec 27/2007	100,000	Equity Investments	100,000
Michael Mohr	11/19/2007	Dec 27/2007	50,000	Equity Investments	50,000
Joke Investments	11/19/2007	Dec 27/2007	50,000	Equity Investments	50,000
Curtis Scherger	11/19/2007	Dec 27/2007	50,000	Equity Investments	50,000
Brent Scherger	11/20/2007	Dec 27/2007	50,000	Equity Investments	50,000
Richard Sieben	11/21/2007	Dec 27/2007	50,000	Equity Investments	50,000
Tai Van Tuong	11/22/2007	Dec 27/2007	150,000	Equity Investments	150,000
Eric Scherger	11/20/2007	Dec 27/2007	50,000	Equity Investments	50,000
Maureen Sieben	11/20/2007	Dec 27/2007	100,000	Equity Investments	100,000
		SubTotal	1,050,000

Kelly Kot	07/09/2006	Aug 6/2009	50,000	Equity Investments	0
Marcel Scherger	12/10/2007	Aug 6/2009	196,000	Equity Investments	0
Kellen Smith	01/31/2008	Aug 6/2009	100,000	Equity Investments	0
1378501 Alberta Ltd.	02/05/2008	Aug 6/2009	300,000	Equity Investments	0
1378501 Alberta Ltd.	02/15/2008	Aug 6/2009	300,000	Equity Investments	0
1378501 Alberta Ltd.	03/26/2008	Aug 6/2009	200,000	Equity Investments	0
1378501 Alberta Ltd.	04/23/2008	Aug 6/2009	100,000	Equity Investments	0
Marvin Kowalchuk	06/05/2008	Aug 6/2009	100,000	Equity Investments	0
		SubTotal	1,346,000

		TOTALS	2,396,000

2.
We note the second paragraph of your response to prior comment 1 in your response letter dated July 23, 2009. Your response indicates that there are no convertible securities. However, we note that throughout your prior amendments you disclose that the company has currently outstanding convertible securities which may be converted “at any given time”. Furthermore, in your response to prior comments 2 and 3 you state that $105,000 was converted into equity; and in your response to prior comment 4 you state that $134,600 will be “converted” into equity. Please reconcile these apparent inconsistencies.

Per SEC Comment #2, please be advised that we have reconciled the apparent inconsistencies to properly reflect that there are no convertible securities.

Changes were tracked throughout the document, and comments were placed in the margins for identification.

3.
In that regard, please note that if the subscription agreements do not relate to convertible securities the prospectus should be revised to eliminate reference to “convertible securities” or “convertible debt”.

Per SEC Comment #3, please be advised that the registration statement as a whole has been revised to eliminate reference to “convertible debt” or “convertible securities”.

4.
Refer to the last sentence of the second paragraph of your response to prior comment 1. Please advise us whether the $134,600 in deposits for stock subscriptions will automatically be issued and converted into shares of common stock at a conversion prior of $0.10 per share once the registration statement on Form S-1 becomes effective. Your response is unclear as to whether the debt is subject to an automatic conversion feature or, alternatively, if the shares may be issued in the Company’s discretion or upon the exercise of a conversion right by the debtholders. If there is another mechanism which triggers the conversion of debt or equity, such as the development of a market on the OTC Bulletin Board (as disclosed in the last sentence on page 42 of the Form S-1), please explain. Also please advise as to whether the Company has any obligation to repay the $134,600 to investors in the event that the Form S-1 fails to become effective.

Per SEC Comment #4, please be advised that on August 6, 2009, the Company issued 1,346,000 shares of restricted common stock pursuant to the $134,600 in deposits for stock subscriptions. We have reconciled the apparent inconsistencies to properly reflect the issuance of these shares.

5.
Your response to prior comment 1 appears to indicate that the subscription amounts relate to unissued equity, rather than debt. However, it appears that the deposits related to the subscription agreements have been reflected in your financial statements as debt. Please explain.

Per SEC Comment #5, the subscription amounts were initially received as deposits for stock subscriptions and were reflected as debt in the financial statements because the Company would have had to repay these monies to the investors in the event the Company failed, for any reason, to issue the shares of common stock to the respective investors. As of August 6, 2009, all of the respective shareholders received their due shares of common stock, and as a result, the financial statements going forward from August 6, 2009 will reflect these investments as equity investments and not debt. Please be advised that the issuances of shares of SKGP common stock to these respective investors are not contingent upon the S-1 being deemed “effective” by the Commission, nor are the issuances contingent upon a public trading market developing for SKGP securities.

Deposits from Stock Subscriptions, page 42

6.
To the extent that the subscription agreements for debt or equity were executed after the investors deposited funds with the Company, please revise the first sentence of the second paragraph to disclose that fact.

Per SEC Comment #6, the registration statement has been revised to disclose these facts. Revisions were tracked and comments were placed in the margins for identification of these changes.

7.	Please revise this section to describe the material terms of the debt, including the term, interest rates and any liquidated damages provisions.

Per SEC Comment #7, on August 6, 2009, the Company issued 1,346,000 shares of restricted common stock pursuant to the $134,600 in deposits for stock (equity) subscriptions and as such, there are no debt terms.

8.
It appears that you filed the stock subscription agreement relating to the sale of equity securities as Exhibit 10.10. Please file the subscription agreement relating to the sale of the convertible debt with your next amendment or advise.

Per SEC Comment #8, there were no sales of convertible debt; the $239,600 received by the Company was deposits for stock (equity) subscriptions, and as such, Exhibit 10.10 is the proper subscription agreement for the entire $239,600 sale of equity securities.

9.
We note your response to prior comment 5. Please revise to disclose that 1,050,000 shares were issued on December 27, 2007 pursuant to the stock subscription agreements and disclose, if true, that all such shares are being included for registration in the registration statement.

Per SEC Comment #9, the registration statement has been revised to include these disclosures to the extent that they are accurate. Revisions were tracked and comments were placed in the margins for identification of these changes.

Part II, page 51

Item 15. Recent Sales of Unregistered Securities, page 51

10.
Please revise your disclosure on page 52 regarding the Company’s issuance of shares pursuant to stock subscription agreements and in connection with the issuance of SKGP common stock to former shareholders of Be Alert Bert Holdings, Inc. to include the exemption from registration claimed. Refer to Item 701(d) of Regulation S-K.

Per SEC Comment #10, the registration statement has been revised to include these disclosures. Revisions were tracked and comments were placed in the margins for identification of these changes.